August 3, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 966-9409

Anthony J. Szuszczewicz
Chairman of the Board, President and Chief Executive Officer
Polonia Bancorp
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, Pennsylvania 19006

> **Re: Polonia Bancorp**
> **Registration Statement on Form SB-2**
> **Filed July 7, 2006**
> **File No. 333-135643**

Dear Mr. Szuszczewicz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

2.   Provide us with copies of all marketing and proxy materials. Upon review, we may have comments.

3.   Confirm that you will distribute this prospectus with each proxy statement distributed to depositors and borrowers who will vote on the plan of reorganization and stock issuance.

4.   Include an updated consent of the independent auditors in the pre-effective amendment.

5.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

Prospectus Cover Page

6.   Disclose the history of operating losses, negative returns on assets and that you have been designated a "troubled institution" and determined to not satisfy safety and soundness standards for earnings by the OTS.

Summary, page 1

7.   Disclose your recent earnings performance.

Polonia Bancorp, page 1

8.   We note the registrant does not appear to have a website. If this changes during registration, please update to provide the address.

Office of Thrift Supervision Part 570 Notice, page 2

9.   Briefly discuss your performance relative to the performance goals in your compliance plan.

10.   We note the statement in first sentence of the second paragraph that you are currently being evaluated for your compliance with the part 570 Notice. Clarify what you mean by "currently being evaluated." Can you state when you expect the evaluation to end or the results of the last evaluation?

Our Operating Strategy, page 2

11.   Expand the bullet points to specify how you will achieve the strategies set forth.

12.   Disclose that your net interest margin is projected to increase only slightly and remain lower than your peers.

13.   Disclose that your efficiency ratio is projected to be less favorable than that of your peers through the first quarter 2010.

How We Determined the Offering Range, page 3

14.   Please expand the discussion of the factors Keller & Company considered to provide specific and substantive detail. For example, briefly state what it was about your

operating results, financial condition, market area, trading market and the comparison with your peers that Keller & Company considered important.

Benefits of the Reorganization to Management, page 9

15.   Clarify and quantify the dilutive and financial impact of these plans and agreements on the financial condition and profitability of Polonia.

16.   Please clarify the connection between stock benefits, options and increased compensation costs.

How We Will Use the Proceeds, page 16

17.   Advise why you do not discuss, or allocate proceeds for, the two new branches proposed to be opened in the next three years. If practicable, provide a timetable for the new branch offices and quantify the expected costs involved or discuss what you estimate the cost to open a typical branch office. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-B both here and in the main section.

Polonia Bancorp's Dividend Policy, page 16

18.   Advise the staff whether you anticipate that the OTS will permit you to pay dividends the first year following the conversion. If not, consider appropriate disclosure. Make corresponding changes in the main section.

Risk Factors, page 18
Issuance of shares for benefit programs, page 21

19.   Please expand the subheading to state the aggregate percentage dilution.

Pro Forma Data, page 32

20.   It appears that your pro forma table for the year ended December 31, 2005 on page 35 includes an adjustment to pro forma net income on net investable proceeds which is based on an after-tax yield of approximately 3.3%. However, you disclose on page 32 that the pro forma after-tax yield assumed for the year ended December 31, 2005 was 3.0%. Please revise your filing as necessary to correct this discrepancy.

21.   Your pro forma tables on page 34 and 36 include an adjustment to pro forma net income for stock option expense, however, there is no adjustment to pro forma stockholders' equity for stock options. Please revise your filing as appropriate or tell us why you do not believe any revisions are necessary.

Our Business, page 38

22.   Disclose your recent net decreases in deposits.

Market Area, page 38

23.   Please expand the disclosure on your market area to include meaningful demographic
        information and trends regarding population and unemployment.

Lending Activities, page 39

24.   Discuss how your lending activities will change after the reorganization or provide a
        cross-reference to the section of the document where this information is provided.

Management's Discussion and Analysis of Financial Condition…, page 44
Operating Strategy, page 46
Increasing Core Deposits…, page 46

25.   Clarify the wider range of deposit and savings products you plan to offer.

Managing our net interest margin and interest rate risk…, page 46

26.   Expand to specifically relate this discussion to your strategy of managing net interest
        margins, interest rate risk and improving net interest spread.

Improving operating efficiency, page 47

27.   Clarify how you plan to improve operating efficiency or that operating efficiency will
        worsen. We note the disclosed increased operating expenses and higher costs.

Adhering to the directives of the Part 570 Notice…., page 47

28.   In the last paragraph, specify the targets not met. Also, Provide June 30, 2006
        performance goal results.

Change in Accountants, page 120

29.   Please revise your filing to state whether the decision to change accountants was
        recommended or approved by any audit or similar committee of the board of directors or
        by the board of directors themselves. Refer to Item 304 (a)(1)(iii) of Regulation S-K.

30.   As a related matter, please revise to include a letter from your former accountants (filed
        as Exhibit 16 to your Form SB-2) addressing the revised disclosures. Refer to Item 304
        (a)(3) of Regulation S-K.

Consolidated Financial Statements
Consolidated Statement of Cash Flows, page 5

31.   Please revise to separately disclose the more significant items current included in the "other, net" adjustment to reconcile net income to net cash provided by operating activities. For example, we note that during the fiscal year ended December 31, 2005, you recognized a loss of $250,867 on the early extinguishment of debt. However, this does not appear as a separate line item on your cash flow statement.

Note 2 – Investment Securities, page 10

32.   We note that you have recorded a valuation allowance on investment securities of $1,042,933 and $875,236 as of March 31, 2006 and December 31, 2005, respectively. It appears that in addition to the securities with valuation allowances, you had securities with gross unrealized losses of $898,930 and $500,673 as of March 31, 2006 and December 31, 2005, respectively. Please tell us, in detail, how you determined that you have the intent and ability to hold these securities with gross unrealized losses to maturity or until a market recovery. Please specifically address how you considered the current rising interest rate environment, your history of recording other than temporary impairment losses, and your history of failing to meet performance goals set forth in your OTS Compliance Plan in determining intent and ability.

33.   Please revise your filing to correct inconsistencies between disclosure in the last sentence of footnote 2 which states that there were no recorded other-than-temporary impairment charges for the three months ended March 31, 2006 and disclosure on page 58 which states that you recognized other than temporary impairment losses of $167,000 during the quarter ended March 31, 2006.

34.   You disclose on page 12 that your valuation allowance increased approximately $167,000 during the quarter ended March 31, 2006 when you recognized an other than temporary loss in the same amount. Please revise your filing to describe your accounting policy for recognizing other than temporary impairments, including how your valuation allowance for investment securities is affected once other than temporary losses are recognized. Please tell us how you have determined that your method of accounting for impairments of investment securities is consistent with paragraph 16 of SFAS 115 or revise your financial statements accordingly.

Note 11 – Employee Benefits, page 20

35.   We note your disclosures on page 20 regarding your Supplemental Retirement Plan, however, it appears that you have not included all of the disclosures required by paragraph 5 of SFAS 132(R). Please revise to include missing disclosures or tell us why you believe these disclosures do not apply to you.

Note 15 – Subsequent Events, page 24

36.   Please revise your disclosure regarding the plan or reorganization and stock issuance to disclose the amount of costs incurred for the conversion as of the most recent interim period presented.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Lisa Haynes at 202-551-3424 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

                                        Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Lawrence M.F. Spaccasi
Mouldoon Murphy & Aguggia LLP
5101 Wisconsin Ave NW
Washington, D.C. 20016